Filed Pursuant to Rule 433
Registration Nos. 333-157386 and 333-157386-01

NOTES | DEPOSITS | CERTIFICATES

1,559,000 Buffer Notes Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	Based Upon the S&P 500® Index Due October 6, 2011 $10.00 per Note

Offering Summary

(Related to the Pricing Supplement No. 2009-MTNDD425, Dated September 23, 2009, Prospectus Supplement, Dated February 18, 2009 and Prospectus, Dated February 18, 2009)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

September 23, 2009

2 |	Buffer Notes

Buffer Notes

Based Upon the S&P 500® Index Due October 6, 2011

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

You may access the pricing supplement relating to this offering by reviewing our filings for September 25, 2009 on the SEC Web site at www.sec.gov and the prospectus supplement and prospectus on the SEC Web site as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

Capitalized terms used in this overview are defined in the “Final Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the S&P 500® Index due 2011 (the “Notes”), are equity index-linked investments that offer a potential return at maturity based on an enhanced upside participation in any increase in the value of the S&P 500® Index during the term of the Notes, subject to a maximum total return, while also providing protection against a decline of 10% or less in the value of the S&P 500® Index and a limited buffer against a decline of more than 10% in the value of the S&P 500® Index. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately two years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

■

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment, which may be greater than, equal to or less than your initial investment in the Notes, based on the percentage change in the value of the S&P 500® Index from the Pricing Date to the Valuation Date. We refer to the percentage change in the closing value of the S&P 500® Index from the Pricing Date to the Valuation Date as the Index Percentage Change. If the Ending Value of the S&P 500® Index is greater than its Starting Value, at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the Index Percentage Change and (iii) 200%, subject to a maximum total return on the Notes of 28% (approximately 13.85% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Value of the S&P 500® Index is less than or equal to 100% of its Starting Value but greater than or equal to 90% of its Starting Value, the note return amount will be zero and the maturity payment will equal the $10 principal amount per Note. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (representing a decrease of more than 10% from its Starting Value), at maturity you will receive for each Note you then hold the $10 principal amount per Note plus a note return amount equal to the product of (i) $10 and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (regardless of the value of the S&P 500® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. However, in no case will the maturity payment equal less than 10% of your initial investment in the Notes. Because the maximum total return over the term of the Notes is limited to 28% (approximately 13.85% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the payment you receive at maturity be more than $12.80 per Note.

Buffer Notes	| 3

■

No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

■

No Principal Protection. While the Notes provide limited protection against the decline in the value of the S&P 500® Index, the Notes are not principal protected. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value, the maturity payment you will receive will equal $10 principal amount per Note plus the product of (i) the $10 principal amount per Note and (ii) the sum of (a) the Index Percentage Change (which will be negative) and (b) 10%. Thus, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value (regardless of the value of the S&P 500® Index at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

Types of Investors

The Notes may be an attractive investment for the following types of investors:

■

Investors looking for potential enhanced upside exposure to the S&P 500® Index, subject to a maximum total return on the Notes of 28% (approximately 13.85% per annum on a simple interest basis) of the principal amount of the Notes

■	Investors willing to accept downside exposure to the S&P 500® Index with limited protection

■	Investors who seek to add an equity index-linked investment to diversify their underlying asset class exposure

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of $0.200 (which may be reduced for volume purchase discounts according to the chart below) for each Note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.200 (which may be reduced for volume purchase discounts according to the chart below) from this underwriting fee for each Note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a sales commission of $0.200 (which may be reduced for volume purchase discounts according to the chart below) for each Note they sell.

The actual public offering price, the underwriting fee received by Citigroup Global Markets Inc., the amount received by certain dealers, and the sales commission paid to the Financial Advisors per Note may be reduced for volume purchase discounts depending on the aggregate amount of Notes purchased by a particular investor.

Aggregate Principal Amount of the Notes for Any Single Investor	Public Offering Price per Note	Underwriting Fee Received by Citigroup Global Markets Inc. Per Note	Concession to Dealers/Sales Commission to Financial Advisors per Note
<$1,000,000	$10.00	$0.200	$0.200
$1,000,000 - $2,999,999	$9.975	$0.175	$0.175
$3,000,000 - $4,999,999	$9.950	$0.150	$0.150
>=$5,000,000	$9.925	$0.125	$0.125

4 |	Buffer Notes

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the S&P 500® Index Due October 6, 2011
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Rating of the Issuer’s Obligations:	As of September 23, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee of payments due on the Notes and subject to change. Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page. The ratings reflect each rating agency’s view of the likelihood that Citigroup Funding Inc. and Citigroup Inc. will honor their obligations to pay the amount due on the Notes at maturity and do not address whether you will gain or lose money on your investment. The Notes are not principal protected and you may receive an amount at maturity that is less than the amount you initially invest.
Principal Protection:	None
Pricing Date:	September 23, 2009
Issue Date:	September 28, 2009
Valuation Date:	October 3, 2011
Maturity Date:	October 6, 2011
Index Business Day:	A day, as determined by the Calculation Agent, on which the S&P 500® Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the index. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the beneficial owners of the Notes, absent manifest error.
Business Day:	A Business Day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.
Issue Price(1):	$10 per Note
Coupon:	None
Underlying Index:	The S&P 500® Index
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

•    If the Index Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Index Percentage Change x Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate equals 200%. Because the maximum total return on the Notes is limited to 28% (approximately 13.85% per annum on a simple interest basis) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $12.80 per Note.

•    If the Index Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero.

•    If the Index Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10 x (Index Percentage Change + 10%)

Thus, if the value of the S&P 500® Index decreases by more than 10%, the Index Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1 per $10 Note.

Index Percentage Change:	The Index Percentage Change will equal the following fraction, expressed as a percentage: Ending Value - Starting Value Starting Value
Starting Value:	1060.87, the closing value of the S&P 500® Index on the Pricing Date
Ending Value:	The closing value of the S&P 500® Index on the Valuation Date
Upside Participation Rate:	200%

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Listing:	The Notes have been approved for listing on NYSE Arca under the symbol “BLN,” subject to official notice of issuance.

Underwriting Discount (including the Sales Commission described below) and Issue Price(1):		Per Note	Total
	Public Offering Price:	$10.000	$15,590,000.00
	Underwriting Discount:	$0.200	$311,800.00
	Proceeds to Citigroup Funding Inc.:	$9.800	$15,278,200.00

Sales Commission Earned(1):	$0.200 per Note for each Note sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	17313T334.

(1)	The actual Issue Price, Underwriting Discount and Sales Commission per Note for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Notes purchased by that investor. You should refer to “Commissions and Fees” in this Offering Summary and “Plan of Distribution” in the related pricing supplement for more information.

Benefits of the Notes

■

Limited Enhanced Participation in any Appreciation of the S&P 500® Index. The return on the Notes, if any, is based upon the performance of the S&P 500® Index. If the Ending Value of the S&P 500® Index exceeds its Starting Value, your participation in the appreciation of the S&P 500® Index will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of 28% (approximately 13.85% per annum on a simple interest basis) of the principal amount of the Notes.

■	Limited Buffer Against Loss. At maturity you will receive your original investment in the Notes even if the Ending Value of the S&P 500® Index has declined from its Starting Value, as long as the Ending Value is not less than 90% of its Starting Value. In this case, you will not suffer the same loss that a direct investment in the S&P 500® Index would produce. However, if the Ending Value of the S&P 500® Index is less than 90% of its Starting Value, the amount you receive at maturity will be less than your initial investment in the Notes.

■	Diversification. The Notes are linked to the S&P 500® Index and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

■

Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the value of the S&P 500® Index from the Pricing Date to the Valuation Date. If the Ending Value of the S&P 500® Index is less than 90% of its Starting Value, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the value of the S&P 500® Index exceeded its Starting Value at one or more times over the term of the Notes.

■	Appreciation is Limited. The maximum total return on the Notes will be limited to 28% (approximately 13.85% per annum on a simple interest basis) of the principal amount of the Notes. If the Ending Value of the S&P 500® Index exceeds its Starting Value by more than 28%, the Notes will provide less opportunity for appreciation than an investment in the stocks comprising the S&P 500® Index or in a similar security that is directly linked to the appreciation of the S&P 500® Index and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

■

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the S&P 500® Index.

6 |	Buffer Notes

■	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■

Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Value of the S&P 500® Index does not increase sufficiently from its Starting Value, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■

Exchange Listing and Secondary Market. The Notes have been approved for listing on NYSE Arca under the symbol “BLN,” subject to official notice of issuance, but a secondary market may not develop or continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

■

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the stocks included in the S&P 500® Index, interest rates, the earnings performance of the issuers of the stocks included in the S&P 500® Index, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further,

Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the S&P 500® Index or other instruments, such as options, swaps or futures, based upon the S&P 500® Index or the stocks included in the S&P 500® Index, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

■

The United States Federal Income Tax Consequences of the Notes are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, each holder agrees to treat the Notes as a cash-settled prepaid forward contract, subject to a floor, on the value of the S&P 500® Index on the Valuation Date, pursuant to which forward contract, at maturity the holder will receive the cash value of the S&P 500® Index subject to certain adjustments. Under this characterization, the amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. At maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the

Buffer Notes	| 7

U.S. Holder receives and the holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

■	such gain is not effectively connected with a U.S. trade or business of such holder, and

■

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

Description of the S&P 500® Index

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from Standard & Poor’s (“S&P”) publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. None of Citigroup Inc., Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by S&P and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the

8 |	Buffer Notes

aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of August 31, 2009, the common stocks of 410 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of August 31, 2009, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 77% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of August 31, 2009, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (9.1%), Consumer Staples (11.5%), Energy (11.7%), Financials (15.4%), Health Care (13.5%), Industrials (10.0%), Information Technology (18.5%), Materials (3.4%), Telecommunication Services (3.2%) and Utilities (3.8%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

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Historical Data on the S&P 500® Index

Monthly High and Low Closing Values

The following table sets forth the high and low closing values of the S&P 500® Index for each month in the period from January 2004 through September 2009. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the market value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2004		2005		2006		2007		2008		2009
	High	Low	High	Low	High	Low	High	Low	High	Low	High		Low
January	1,155.37	1,108.48	1,202.08	1,163.75	1,294.18	1,261.49	1,440.13	1,409.71	1,447.16	1,310.50	934.70		805.22
February	1,157.76	1,126.52	1,211.37	1,184.16	1,294.12	1,254.78	1,459.68	1,399.04	1,395.42	1,326.45	869.89		735.09
March	1,156.86	1,091.33	1,225.31	1,165.36	1,307.25	1,272.23	1,437.50	1,374.12	1,352.99	1,273.37	832.86		676.53
April	1,150.57	1,107.30	1,191.14	1,137.50	1,311.56	1,285.33	1,495.42	1,424.55	1,397.84	1,328.32	873.64		811.08
May	1,121.53	1,084.10	1,198.78	1,154.05	1,325.76	1,256.58	1,530.62	1,486.30	1,426.63	1,375.93	929.23		877.52
June	1,144.06	1,116.64	1,216.96	1,190.69	1,288.22	1,223.69	1,539.18	1,490.72	1,404.05	1,278.38	946.21		893.04
July	1,128.94	1,084.07	1,243.72	1,194.44	1,280.19	1,234.49	1,553.08	1,455.27	1,284.91	1,214.91	987.48		879.13
August	1,107.77	1,063.23	1,245.04	1,205.10	1,304.28	1,265.95	1,497.49	1,406.70	1,305.32	1,249.01	1,030.98		979.73
September	1,129.30	1,103.52	1,241.48	1,210.20	1,339.15	1,294.02	1,531.38	1,451.70	1,277.58	1,106.39	1,071.66	*	994.75	*
October	1,142.05	1,094.81	1,226.70	1,176.84	1,389.08	1,331.32	1,565.15	1,500.63	1,161.06	848.92
November	1,184.17	1,130.51	1,268.25	1,202.76	1,406.09	1,364.30	1,520.27	1,407.22	1,005.75	752.44
December	1,213.55	1,177.07	1,272.74	1,248.29	1,427.09	1,396.71	1,515.96	1,445.90	913.18	816.21

*	Through September 23, 2009.

Historical Graph

The following graph illustrates the historical performance of the S&P 500® Index based on the daily closing values from January 2, 2004 to September 23, 2009. Past values of the S&P 500® Index are not indicative of future values of the S&P 500® Index.

On September 23, 2009, the closing value of the S&P 500® Index was 1060.87.

10 |	Buffer Notes

Additional information on the S&P 500® Index, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the S&P 500® Index.” All such disclosures in the pricing supplement and the information on the S&P 500® Index provided in this offering summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the S&P 500® Index.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., Citigroup Funding and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to Citigroup Funding and its affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to Citigroup Funding, its affiliates or the Notes. S&P has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP FUNDING.”

All disclosures contained in this offering summary regarding the S&P 500® Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by S&P. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

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Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Values of S&P 500® Index. The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value, Upside Participation Rate and maximum total return. All of the hypothetical examples are based on the following assumptions:

■	Issue Price: $10.00 per Note

■	Starting Value: 1,000.00

■	Upside Participation Rate: 200%

■	Buffer Value: 10%

■	Maturity: 2 years

■	Maximum Total Return: 28% (14% per annum on a simple interest basis)

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TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY(1)

Hypothetical Ending Value of the S&P 500® Index	Hypothetical S&P 500® Index Percentage Change(2)	Hypothetical Return on Notes(3)	Hypothetical Per Annum Return on Notes(4)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
0	-100.00%	-90.00%	-45.00%	-$9.00	$1.00
500	-50.00%	-40.00%	-20.00%	-$4.00	$6.00
600	-40.00%	-30.00%	-15.00%	-$3.00	$7.00
700	-30.00%	-20.00%	-10.00%	-$2.00	$8.00
800	-20.00%	-10.00%	-5.00%	-$1.00	$9.00
825	-17.50%	-7.50%	-3.75%	-$0.75	$9.25
850	-15.00%	-5.00%	-2.50%	-$0.50	$9.50
875	-12.50%	-2.50%	-1.25%	-$0.25	$9.75
900	-10.00%	0.00%	0.00%	$0.00	$10.00
925	-7.50%	0.00%	0.00%	$0.00	$10.00
950	-5.00%	0.00%	0.00%	$0.00	$10.00
975	-2.50%	0.00%	0.00%	$0.00	$10.00
1,000	0.00%	0.00%	0.00%	$0.00	$10.00
1,025	2.50%	5.00%	2.50%	$0.50	$10.50
1,050	5.00%	10.00%	5.00%	$1.00	$11.00
1,075	7.50%	15.00%	7.50%	$1.50	$11.50
1,100	10.00%	20.00%	10.00%	$2.00	$12.00
1,125	12.50%	25.00%	12.50%	$2.50	$12.50
1,150	15.00%	28.00%	14.00%	$2.80	$12.80
1,175	17.50%	28.00%	14.00%	$2.80	$12.80
1,200	20.00%	28.00%	14.00%	$2.80	$12.80
1,300	30.00%	28.00%	14.00%	$2.80	$12.80
1,400	40.00%	28.00%	14.00%	$2.80	$12.80
1,500	50.00%	28.00%	14.00%	$2.80	$12.80
2,000	100.00%	28.00%	14.00%	$2.80	$12.80

(1)	If the Notes are purchased or sold in the secondary market, the hypothetical returns of the table will not apply.
(2)	Excludes any dividends paid on the stocks in the S&P 500® Index.
(3)	The percentage return for the entire term of the Notes limited to the hypothetical 28% maximum total return.
(4)	Calculated on a simple interest basis.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A) (1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

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Additional Considerations

If the Ending Value of the S&P 500® Index is not available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the S&P 500® Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Note Return Amount” and “—Discontinuance of the S&P 500® Index” in the pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the of the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

“Standard and Poor’s®,” “S&P 500®,” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. These trademarks have been licensed for use for certain purposes by Citigroup Funding Inc. The Notes have not been passed on by Standard & Poor’s or The McGraw-Hill Companies. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any warranties or bears any liability with respect to the Notes.

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Notes

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Notes

CitiFirst is the family name for Citi’s offering of financial investments including notes, deposits and certificates. Tailored to meet the needs of a broad range of investors, these investments fall into three categories, each with a defined level of principal protection.

Five symbols represent the assets underlying CitiFirst Investment products. When depicting a specific product, the relevant underlying asset will be shown as a symbol on the cube.

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